SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                       March                            2007
                        -----------------------------------------    ----------
Commission File Number               000-51034
                        -----------------------------------------

                           ACE Aviation Holdings Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F                  Form 40-F       X
                            ------------                ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                    No       X
                       ----------------      ---------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


===============================================================================

                                 DOCUMENT INDEX

Document

1. Material Change Report, dated March 6, 2007, regarding the announcement by ACE Aviation Holdings Inc. of a special distribution of units of Aeroplan Income Fund and Jazz Air Income Fund under its plan of arrangement.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).

                                                                     Document 1

                                 Form 51-102F3

                             MATERIAL CHANGE REPORT


Item 1   Name and Address of Company

         ACE Aviation Holdings Inc. ("ACE")
         5100 de Maisonneuve Boulevard West
         Montreal QC
         H4A 3T2

Item 2   Date of Material Change

         March 2, 2007

Item 3   News Release

         On March 2, 2007, ACE disseminated a press release on CNW describing the material change that is the subject of this report and such press release was filed on SEDAR.

Item 4   Summary of Material Change

         On March 2, 2007, ACE announced the terms of a second special distribution to its shareholders under the statutory arrangement approved by ACE's shareholders at the special meeting held on October 5, 2006. The distribution of approximately 0.177 units of Aeroplan Income Fund and of approximately 0.219 units of Jazz Air Income Fund per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE is being made by way of reduction of capital.

Item 5   Full Description of Material Change

         On March 2, 2007, ACE announced the terms of a second special distribution to its shareholders under the statutory arrangement approved by ACE's shareholders at the special meeting held on October 5, 2006. The arrangement grants authority to the board of directors of ACE to make from time to time one or more special distributions in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Class A variable voting shares (TSX: ACE.A), Class B voting shares (TSX: ACE.B) and the preferred shares of ACE.

         ACE shareholders as of the close of business on March 14, 2007 will be entitled to receive a non-cash distribution of approximately 0.177 units of Aeroplan Income Fund (TSX: AER.UN) and of approximately 0.219 units of Jazz Air Income Fund (TSX: JAZ.UN) per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE such that ACE shareholders will hold such units directly rather than indirectly through ACE. Based on closing prices of $19.85 per unit of Aeroplan Income Fund and of $8.04 per unit of Jazz Air Income Fund on the Toronto Stock Exchange on March 1, 2007, the distribution is valued at approximately $603 million or approximately $5.29 per ACE share.

         The units of Aeroplan Income Fund to be distributed by ACE to its shareholders are part of ACE's current holdings of 60,012,667 units of Aeroplan Income Fund. For the purpose of the special distribution, ACE will exchange on March 14, 2007, 25,000,000 units of Jazz Air LP into 25,000,000 units of Jazz Air Income Fund.

         On the record date, ACE will exchange its remaining 40,545,835 units of Aeroplan LP into 40,545,835 units of Aeroplan Income Fund for internal reorganization purposes. Further to such exchange, Aeroplan Income Fund will have 200,000,000 units issued and outstanding, of which 80,285,585 units will be held by ACE, representing 40.1% of the units of Aeroplan Income Fund issued and outstanding. In connection with this exchange, ACE, Aeroplan Trust and Aeroplan Holding GP Inc. have agreed to amend the terms of the Securityholders' Agreement dated June 29, 2005 to reflect ACE's indirect interest in Aeroplan Holding GP Inc. and maintain various rights of ACE thereunder on the basis of the percentage of outstanding units of Aeroplan Income Fund held by ACE rather than on the shares of Aeroplan Holding GP Inc. as is currently the case. ACE will therefore continue to have the right to appoint the majority of the directors of Aeroplan Holding GP Inc. for as long as it holds at least 20% of the units of Aeroplan Income Fund.

         Concurrently, ACE will also exchange an additional 25,000,000 units of Jazz Air LP into 25,000,000 units of Jazz Air Income Fund for internal corporate reorganization purposes. Further to such exchange and the special distribution to ACE's shareholders, Jazz Air Income Fund will have 75,638,223 units issued and outstanding and will hold a 61.6% interest in Jazz Air LP. ACE will retain a 38.4% direct interest in Jazz Air LP and will hold 25,000,000 units of Jazz Air Income Fund, representing 33.1% of units issued and outstanding. In total, ACE will retain a 58.8% interest in Jazz Air LP.

         Due to restrictions applicable to Aeroplan Income Fund and Jazz Air Income Fund pursuant to United States securities legislation, U.S. shareholders of ACE will receive units of Aeroplan Income Fund and units of Jazz Air Income Fund only if they complete and submit a certification attesting that they are "qualified purchasers" for the purposes of the United States Investment Company Act of 1940 and institutional "accredited investors" for the purposes of Regulation D under the United States Securities Act of 1933. U.S. shareholders that do not satisfy such requirements or that do not submit a properly completed certification will receive the net cash proceeds after expenses of the sale on their behalf of the units of Aeroplan Income Fund and Jazz Air Income Fund which such shareholders would otherwise have been entitled to receive.

         Fractional interests in units of Aeroplan Income Fund and Jazz Air Income Fund, as well as the units that would otherwise be distributed to ACE registered shareholders holding less than 282 shares of ACE as of the close of business on March 14, 2007 will be sold on their behalf and the net cash proceeds after expenses will be paid to the shareholders entitled thereto.

         As of the close of business on March 14, 2007, ACE will remit the units of Aeroplan Income Fund and Jazz Air Income Fund that are being distributed to CIBC Mellon Trust Company as agent for the shareholders of ACE pending delivery of the units to the shareholders or sale of the units on their behalf.

         Unit certificates representing the units of Aeroplan Income Fund and the units of Jazz Air Income Fund and/or cheques representing the net cash proceeds of the sale of units to which registered shareholders of ACE are entitled will be mailed by CIBC Mellon Trust Company by ordinary prepaid post on or about March 28, 2007 without any action on the part of shareholders of ACE other than the U.S. shareholders as indicated above. The units of Aeroplan Income Fund and Jazz Air Income Fund and/or the net cash proceeds of the sale of units to be distributed to non-registered shareholders of ACE will be credited to their account with their broker or other intermediary.

         ACE has not sought a ruling or an opinion of the Canada Revenue Agency in connection with this special distribution but has received an opinion from its legal and tax advisors to the effect that the special distribution will be treated as a return of stated capital and not as a taxable dividend. As a result, the adjusted cost base to ACE shareholders of their ACE shares for Canadian tax purposes will be reduced by an amount equal to the fair market value, as of the record date, of the units of Aeroplan Income Fund and Jazz Air Income Fund.

         The cash proceeds received as a result of the special distribution by an ACE shareholder resident in the United States will be exempt from Canadian withholding tax. ACE shareholders should consult with their own tax advisors to determine the tax consequences to them of the special distribution having regard to their particular circumstances.

         In connection with the special distribution, the conversion rate of ACE's 4.25% Convertible Senior Notes Due 2035 (TSX: ACE.NT.A) will be adjusted downward in accordance with the terms of the trust indenture governing the convertible senior notes. The details of the adjustment will be announced by subsequent news release.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51 102

         This report is not being filed on a confidential basis.

Item 7   Omitted Information

         None.

Item 8   Executive Officer

         For further information, please contact Brian Dunne, Executive Vice President and Chief Financial Officer, (514) 205-7625.

Item 9   Date of Report


March 6, 2007

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ACE AVIATION HOLDINGS INC.
                                     ---------------------------------------
                                                     (Registrant)

Date:   March 6, 2007                By:   /s/ Brian Dunne
        ----------------------             --------------------------------
                                           Name:  Brian Dunne
                                           Title: Executive Vice-President
                                                  and Chief Financial Officer